UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-71055

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/25 (MM/DD/YY) AND ENDING 03/31/26 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: LivingFree Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

443 N. Clark Street
(No. and Street)

Chicago	IL	60654
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

James Moskal	312-670-5918	moskal@livingstonepartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Assurance Dimensions, LLC
(Name – if individual, state last, first, and middle name)

3111 N. University Drive, Suite 621	Coral Springs	FL	33065
(Address)	(City)	(State)	(Zip Code)

04/13/10	5036
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Moskal _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of LivingFree Securities, LLC _____, as of March 31 _____, 2 026 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: *James Moskal*

Title: CCO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

LivingFree Securities, LLC

Financial Report
with Supplemental Information
For the Year Ended March 31, 2026

LivingFree Securities, LLC



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of **LivingFree Securities LLC**

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of **LivingFree Securities LLC** as of March 31, 2026, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of **LivingFree Securities LLC** as of March 31, 2026, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of **LivingFree Securities LLC**'s management. Our responsibility is to express an opinion on **LivingFree Securities LLC**'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to **LivingFree Securities LLC**'s in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I: Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission, Schedule II: Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission, and Schedule III: Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission, have been subjected to audit procedures performed in conjunction with the audit of **LivingFree Securities LLC**'s financial statements. The supplemental information is the responsibility of **LivingFree Securities LLC**'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I: Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission, Schedule II: Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission, and Schedule III: Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

Assurance Dimensions

We have served as **LivingFree Securities LLC**'s auditor since 2026.

Assurance Dimensions, LLC
Coral Springs, Florida
June 01, 2026

ASSURANCE DIMENSIONS, LLC
also d/b/a McNAMARA and ASSOCIATES, LLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 7800 Belfort Parkway, Suite 290 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 3111 N. University Drive, Suite 621 | Coral Springs, FL 33065 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

LivingFree Securities, LLC

Statement of Financial Condition
March 31, 2026

Assets

Cash	$	131,055
Investments at fair value		69,999
Prepaid expenses and other assets		6,070
Total assets	$	207,124

Liabilities and Member's Equity

Liabilities		
Accounts payable	$	4,672
Commission payable		24,500
Due to affiliate		19,191
Total liabilities		48,363
Commitments and contingencies (Note 6)		
Member's Equity		158,761
Total liabilities and member's equity	$	207,124

See Notes to Financial Statements.

LivingFree Securities, LLC

Statement of Operations
For the Year Ended March 31, 2026

Revenue		
Investment banking	$	319,999
Expenses		
Commissions		107,659
Professional fees		73,258
Occupancy and equipment		30,708
Communication		16,626
Office		14,846
State registration and filing fees		14,538
Total expenses		257,635
Net Income	$	62,364

LivingFree Securities, LLC

Statement of Changes in Member's Equity
For the Year Ended March 31, 2026

Balance - April 1, 2025	$	96,397
Net income		62,364
Balance - March 31, 2026	$	158,761

See Notes to Financial Statements.

LivingFree Securities, LLC

Statement of Cash Flows
For the Year Ended March 31, 2026

Cash Flows from Operating Activities	
Net income	$ 62,364
Adjustments to reconcile net income to net cash provided by operating activities:	
Non-cash revenue from securities received	(69,999)
Changes in operating assets/liabilities:	
Change in prepaid expenses and other assets	4,191
Change in accounts payable	282
Change in commission payable	24,500
Change in due to affiliate	6,402
Net cash provided by operating activities	27,740
Net Increase in Cash	27,740
Cash - Beginning of year	103,315
Cash - End of year	$ 131,055

Note 1 - Nature of Business and Summary of Significant Accounting Policies

LivingFree Securities, LLC (the "Company") was formed on November 14, 2022 and is organized as a limited liability company pursuant to the Limited Liability Company Act of the State of Delaware. ONE Worldwide, LLC is the sole member of the Company. The Company was approved as a FINRA/SEC member firm on October 4, 2023. As a registered securities broker-dealer, the Company provides investment banking services to closely held companies throughout the United States. These services are provided in conjunction with consulting services provided by Livingstone Partners, LLC (Livingstone), an affiliate through common ownership.

Aspects of the Limited Liability Company - As a limited liability company, the member's liability is limited to the capital invested. Under the operating agreement, the Company has one class of member interest, and the member's interest is in proportion to the number of equity units issued. Allocation of profit, losses, and distributions is in accordance with the terms as defined in the operating agreement. The Company shall continue in perpetuity unless sooner terminated as defined in the operating agreement.

Income Taxes - The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. The member is taxed individually on the Company's earnings. Accordingly, the financial statements do not reflect a provision for income taxes.

Cash - The Company maintains its cash in a bank account, the balance of which at times may exceed federally insured limits. The Company has not experienced any losses in such account and believes it is not exposed to any significant credit risk on cash.

Revenue Recognition - Investment banking revenue includes success fees earned from providing private placement services to clients. In accordance with Accounting Standards Codification (ASC) 606, the Company recognizes revenue to depict the transfer of promised services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services. The guidance in ASC 606 requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. The Company's performance obligations are normally satisfied at closing of the transaction or termination of the contract.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Accounts Receivable – Accounts receivable are non-interest bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each customer. The Company did not have any accounts receivable as of March 31, 2026.

In accordance with ASC 326-20, the Company evaluates its financial assets measured at amortized cost, including accounts receivable and other receivables, for expected credit losses. The Company utilizes a current expected credit loss (CECL) model, which requires consideration of historical loss experience, current conditions, and reasonable and supportable forecasts to estimate expected credit losses over the contractual life of the financial assets.

The Company has established an allowance for credit losses, which is deducted from the carrying amount of the financial assets. Changes in the allowance for credit losses are recorded through earnings as a provision for credit losses. The Company monitors the credit quality of its receivables on a recurring basis and adjusts the allowance as necessary.

As of March 31, 2026, there is no allowance for credit losses, which management believes to be appropriate based on the information available.

Investments at fair value– consists of financial instruments carried at fair value with the change in fair value accounted for in the statement of operations. The investments at fair value are classified as non-marketable and are classified as Level 3 in the fair value hierarchy. The Company's investments are primarily equity instruments received as compensation for investment banking services. Certain securities are classified within Level 3 of the fair value hierarchy due to the use of significant unobservable inputs in determining fair value. These instruments are measured in accordance with GAAP and are recorded at their estimated fair value. Realized gains or losses are recognized in the statement of operations when securities are sold. Unrealized gains or losses on securities are recognized in the statement of operations based upon changes in the fair value of the underlying instrument. See Note 7, for additional information regarding securities at fair value.

Management Estimates - The preparation of financial statements in conformity with GAAP (accounting principles generally accepted in the United States of America) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Uniform Net Capital Rule

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The net capital rule may also effectively restrict the distribution of member's capital. As of March 31, 2026, the Company had net capital of $82,691, of which $77,691 was in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.5 to 1.0.

Note 3 – Segment Reporting

The Company adopted Accounting Standards Update (ASU) 2023-7, Disclosure of Financial Information for a Single Segment Entity. Under this guidance, the Company is required to disclose specific financial information for its single reportable segment.

The Company operates as a single reportable segment, focusing on broker dealer activities, mainly brokering securities. Net income is the primary performance measure reviewed and evaluated by the Company's Chief Operating Decision Maker (CODM), its chief executive officer.

As a result of operating as a single segment entity, the Company's financial statements reflect its overall performance without disaggregation into multiple segments.

Note 4 - Major Customers

During the year ended March 31, 2026, 78% of the Company's revenue was attributable to one customer. There was no balance owed from this customer as of March 31, 2026.

Note 5 - Related Party Transactions

Under an expense sharing agreement, the Company reimburses Livingstone for expenses that are paid on its behalf and allocated to the Company. During the year ended March 31, 2026, the amount of expenses allocated to the Company from Livingstone was approximately $51,000.

At times, Livingstone pays operating expenses on behalf of the Company for which Livingstone subsequently seeks reimbursement. Approximately $19,000 of the due to affiliate on the accompanying statement of financial condition arose from operating expenses paid by Livingstone on behalf of the Company that the Company has yet to reimbursed.

Note 6 - Contingencies

The Company is subject to litigation in the normal course of business. There was no litigation in progress as of March 31, 2026.

Note 7 - Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices in active markets for identical assets or liabilities the Company has the ability to access at the measurement date.

Level 2 inputs are inputs (other than quoted prices) that are observable for the asset or liability either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability developed using estimates and assumptions which reflect those that market participants would use. (The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for assets measured at fair value as of March 31, 2026.

	Fair Value		Level 1 Valuation		Level 2 Valuation		Level 3 Valuation
Investments at fair value:							
Balance April 1, 2025	$	-	$	-	$	-	$	-
Acquired		69,999						69,999
Balance March 31, 2026	$	69,999	$	-	$	-	$	69,999

As of March 31, 2026, the Company held 127,325 Class D-3 units in a private company with a fair value of $69,999. The units were received as compensation for investment banking services provided by the Company.

Note 8 - Subsequent Events

The Company has evaluated subsequent events through June 1, 2026, the date the financial statements were issued. There have been no subsequent events requiring recognition or disclosure in the financial statements.

Supplemental Information

LivingFree Securities, LLC

Schedule I: Computation of Net Capital Pursuant to Uniform Net Capital
Rule 15c3-1 of the Securities and Exchange Commission
March 31, 2026

Total Member's Capital	$	158,761
Deductions and/or Charges		
Non-allowable assets		76,070
Net capital before haircuts		82,691
Haircuts		-
Net capital		82,691
Net Capital Requirement		5,000
Excess net capital	$	77,691
Aggregate Indebtedness	$	48,363
Ratio of Aggregate Indebtedness to Net Capital		0.5 to 1.0

There were no material differences between the audited computation of net capital in this report and the Company's unaudited corresponding schedule FOCUS Part IIA of Form X-17A-5 as of March 31, 2026.

LivingFree Securities, LLC

Schedule II
Computation For Determination Of Reserve Requirements
Under Rule 15c3-3 Of The Securities And Exchange Commission
As Of March 31, 2026

The Company does not claim exemption from Rule 15c3-3 in reliance upon Footnote 74 of the   2013 Release. The Company does not hold customer funds or securities.

Schedule III
Information Relating To The Possession Or Control Requirements
Under Rule 15c3-3 Of The Securities And Exchange Commission
As Of March 31, 2026

The Company does not claim exemption from Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release. The Company does not hold customer funds or securities.

LIVINGFREE SECURITIES, LLC
EXEMPTION REPORT
SEC RULE 17a-5(d)(4)

LivingFree Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services; and/or (3) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

LivingFree Securities, LLC

I, James Moskal, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: *James Moskal*

Title: CCO

June 1, 2026



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM – EXEMPTION REPORT REVIEW

To the Member
of **LivingFree Securities LLC**

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) **LivingFree Securities LLC** (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services; and/or (3) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

LivingFree Securities LLC's management is responsible for compliance with the provisions, throughout the most recent fiscal year, contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about **LivingFree Securities LLC** compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Assurance Dimensions

Assurance Dimensions, LLC
Coral Springs, Florida
June 01, 2026

ASSURANCE DIMENSIONS, LLC
also d/b/a McNAMARA and ASSOCIATES, LLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 7800 Belfort Parkway, Suite 290 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 3111 N. University Drive, Suite 621 | Coral Springs, FL 33065 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com
"Assurance Dimensions" is the brand name under which Assurance Dimensions, LLC including its subsidiary McNamara and Associates, LLC (referred together as "AD LLC") and AD Advisors, LLC ("AD Advisors"), provide professional services. AD LLC and AD Advisors practice as an alternative practice structure in accordance with the AICPA Code of Professional Conduct and applicable laws, regulations, and professional standards. AD LLC is a licensed independent CPA firm that provides attest services to its clients, and AD Advisors provide tax and business consulting services to their clients. AD Advisors, and its subsidiary entities are not licensed CPA firms.